March 16, 2009
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3628
Washington, DC 20549

Re:
Advanced Life Sciences Holdings, Inc. (the “Company”)
Soliciting Materials filed pursuant to Rule 14a-12 on February 23, 2009
By George P. Nottingham and Groundworks of Palm Beach County, Inc.
File No. 000-51436

Schedule 13D filed on February 20, 2009 By George P. Nottingham and Groundworks of Palm Beach County, Inc. File No. 005-81504
Dear Mr. Hindin:
This letter responds to comments by the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 6, 2009 regarding the above referenced filings. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response to the comment immediately thereafter.
DFAN14A
1.
You indicated in your letter attached to the above filing that you, on behalf of yourself and Groundworks, planned to file with the United States Securities and Exchange Commission and disseminate to Company stockholders a proxy statement soliciting proxies from such stockholders to vote against the Proposal at the Annual Meeting if the Proposal was not removed or amended. Please be advised that Exchange Act Rule 14a-12 was not adopted as a supplemental exemption to the application of the proxy rules, and parties relying upon Rule 14a-12 to make non-exempt communications must commit to filing and disseminating a proxy statement. See Interpretation I.D.3. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website, www.sec.gov. The conditioning of your commitment to filing a proxy statement on the Company’s failure to remove the Proposal does not appear to satisfy this requirement. Please reply to this comment by affirmatively indicating your understanding that the above rule and interpretation preclude you from making communications of the type made in the above filing and confirming that you will not conduct future solicitations in contravention of the aforementioned rules and interpretation.

Please be advised that at the time George Nottingham and Groundworks of Palm Beach County, Inc. (the “Participants”) filed the soliciting materials pursuant to Rule 14a-12, they were committed to filing with the SEC and disseminating to the Company’s stockholders a proxy statement, as required by Rule 14a-12(a)(2). In fact, the Participants had prepared and Edgarized a preliminary proxy statement which they intended to file with the SEC on February 25, 2009. However, prior to the filing of the Participants’ preliminary proxy statement, the Company filed its definitive proxy statement on February 25, 2009. In the definitive proxy statement, the Company modified its proposal to increase the number of authorized shares to only 125,000,000, rather than 185,000,000, as requested by the Participants in their letter dated February 20, 2009 to the Board of Directors of the Company. Since the Company modified its proposal as requested by the Participants, the Participants determined not to solicit proxies against the proposal and, accordingly, did not file the preliminary proxy statement with the SEC.
Since the solicitation was discontinued, a written proxy statement was not required to be filed with the SEC and sent to stockholders pursuant to Rule 14a-12(a)(2). See the Regulation M-A adopting release (Release No. 33-7760), where the staff stated that “parties relying on the rule are not obligated to furnish a written proxy statement if the solicitation is discontinued for any reason.” As recommended in the release and as discussed with you in a telephone conversation on March 9, 2009, the Participants have informed stockholders that the solicitation is over and the reasons therefore in Amendment No. 1 to the Schedule 13D filed with the SEC on March [ ], 2009. Accordingly, the Participants believe that Rule 14a-12 permitted them to make the communications contained in the soliciting materials filed with the SEC on February 20, 2009.
Schedule 13D
2.
We note that the Schedule 13D filed by you on February 20, 2009 lists on the cover page of the schedule January 16, 2009 as the date of the event which required the filing of the schedule. We remind you of your obligations under Exchange Act Rule 13d-l which includes the filing of a Schedule 13D within 10 days after the acquisition of beneficial ownership of more than 5% of shares of the Company’s common stock.

The Participants understand their obligations under Exchange Act Rule 13d-1.

General
Please see the attached letter from the Participants containing the requested acknowledgements.
If you have any questions or require assistance, please feel free to contact me at (954) 468-7808 or Kara MacCullough at (954) 468-7818.
Very truly yours,
HOLLAND & KNIGHT LLP
/s/ Laurie Green
Laurie L. Green

Groundworks of Palm Beach County, Inc.
8140 93rd Lane South
Boynton Beach, Florida 33472
Phone: (561) 738-4880
Fax: (561) 738-1964
March 16, 2009
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3628
Washington, DC 20549

Re:	Advanced Life Sciences Holdings, Inc. Soliciting Materials filed pursuant to Rule 14a-12 on February 23, 2009 By George P. Nottingham and Groundworks of Palm Beach County, Inc. File No. 000-51436

Schedule 13D filed on February 20, 2009 By George P. Nottingham and Groundworks of Palm Beach County, Inc. File No. 005-81504
Dear Mr. Hindin:
As requested in your letter dated March 6, 2009, the undersigned hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George P. Nottingham
George P. Nottingham

GROUNDWORKS OF PALM BEACH COUNTY, INC.
By:	/s/ George P. Nottingham
	Name:	George P. Nottingham
	Title:	President